Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED MARCH 31, 2011

Management’s Discussion and Analysis (MD&A)
(May 4, 2011)

General

This interim MD&A should be read in conjunction with the unaudited interim condensed Consolidated Financial Statements of Talisman Energy Inc. (‘Talisman’ or ‘the Company’) as at and for the three month periods ended March 31, 2011 and 2010, and the 2010 MD&A and audited annual Consolidated Financial Statements of the Company.

All comparisons are between the quarters ended March 31, 2011 and 2010, unless stated otherwise.  All amounts presented are in US$ million, unless otherwise stated.  Abbreviations used in this interim MD&A are listed on the page headed ‘Abbreviations’.  Additional information related to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Adoption of International Financial Reporting Standards (IFRS)

Talisman’s interim condensed Consolidated Financial Statements and the financial data included in the interim MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) that are expected to be effective or available for early adoption by the Company as at December 31, 2011, the date of the Company’s first annual reporting under IFRS.  The adoption of IFRS does not impact the underlying economics of Talisman’s operations or its cash flows.

Note 4 to the interim condensed Consolidated Financial Statements contains a detailed description of the Company’s adoption of IFRS, including a reconciliation of the Consolidated Financial Statements previously prepared under Canadian GAAP to those under IFRS for the following:

•	The Consolidated Balance Sheet at January 1, 2010 and at December 31, 2010;
•	The Consolidated Statements of Income, Comprehensive Income and Cash Flows for the three month period ended March 31, 2010 and the year ended December 31, 2010; and
•	The Consolidated Statement of Shareholders’ Equity at March 31, 2010.

The most significant impacts of the adoption of IFRS, together with details of the IFRS 1 exemptions taken, are described in the ‘IFRS First Time Adoption’ section of this interim MD&A.

Comparative information has been restated to comply with IFRS requirements, unless otherwise indicated.

Change in Reporting Conventions

Effective January 1, 2011, the Company changed its reporting currency from C$ to US$.  This change to US$ reporting follows the strategic changes of recent years and recognizes the fact that a significant portion of the Company’s activities and transactions are conducted in US$.  Accordingly, all financial amounts in this MD&A are presented in US$ unless otherwise indicated.

Effective January 1, 2011, the composition of the Company’s segments changed such that the activities in the UK and Norway are reported as a single ‘North Sea’ segment.  This change reflects the fact that, from 2011, the UK and Norway businesses each operate a mature set of cash-generating assets sharing similar economic characteristics.  Comparative period balances have been restated accordingly.

FIRST QUARTER 2011 PERFORMANCE HIGHLIGHTS

•	Cash provided by operating activities was $883 million compared to $1 billion a year ago and $492 million in the fourth quarter of 2010;
•
The Company reported a net loss of $326 million compared to net income of $371 million in the first quarter of 2010, reflecting non-cash charges in held-for-trading financial instruments, higher taxes, timing of liftings and the impact of an increasing share price on stock-based compensation;

•
Production averaged 444,000 boe/d compared to 435,000 boe/d in the prior year and 417,000 boe/d in the previous quarter.  Production from ongoing operations was up 14% compared to 389,000 boe/d a year ago;

•	Long-term debt net of cash and cash equivalents at March 31 was $2.5 billion, versus $2.6 billion at year end 2010;
•	The Company closed the acquisition of a 49% interest in BP Exploration Company (Colombia) Limited, now called Equión Energia Limited;
•
Talisman completed the transaction to sell a 50% interest in its Farrell Creek Montney shale assets to Sasol Limited (Sasol) and reached agreement for a similar deal to sell 50% in its Cypress A holdings. The partners have also started a feasibility study on a gas-to-liquids facility in western Canada;

•	The Jambi Merang project in Indonesia has been commissioned, with first gas sales in early April;
•	The Company participated in successful exploration and appraisal wells in Papua New Guinea and in Norway.

FINANCIAL HIGHLIGHTS
	Three months ended
March 31,	2011	2010
Financial
Net income (loss)	(326)	371
US$ per common share
- Basic	(0.32)	0.36
- Diluted	(0.32)	0.36
Production (Daily Average - Gross)
Oil and liquids (mbbls/d)	197	207
Natural gas (mmcf/d)	1,484	1,368
Total mboe/d (6mcf = 1boe)	444	435

During the first quarter of 2011, net income decreased due to the impact of increased taxes in the UK resulting from a change in legislation and a loss on held-for-trading financial instruments and the timing of liftings, partially offset by increased commodity prices.

Higher volumes were driven by increased natural gas volumes in North America and Southeast Asia.

DAILY AVERAGE PRODUCTION
	Three months ended
	Gross before royalties		Net of royalties
March 31,	2011	2010	2011	2010
Oil and liquids (mbbls/d)
North America	21	26	18	20
North Sea	123	127	122	127
Southeast Asia	33	40	15	24
Other	20	14	11	6
	197	207	166	177
Natural gas (mmcf/d)
North America	885	787	786	709
North Sea	82	108	82	108
Southeast Asia	493	473	344	336
Other	24	-	21	-
	1,484	1,368	1,233	1,153
Total (mboe/d)	444	435	372	369
Assets sold
North America	-	45	-	40
Other	-	1	-	1
Assets sold (mboe/d)	-	46	-	41
From ongoing operations (mboe/d)	444	389	372	328

Production represents gross production before royalties, unless noted otherwise.  Production identified as net is production after deducting royalties.

Total production increased by 2% over the previous year due principally to increased gas volumes in North America and Southeast Asia, and additional volumes from Colombia as a result of completing the acquisition of a 49% interest in BP Exploration Company (Colombia) Limited (renamed Equion Energia Limited (Equion)) in January 2011.   Production from ongoing operations increased by 14%

In North America, natural gas production increased by 12%, due to successful development in the Pennsylvania Marcellus shale, Montney Farrell Creek and Eagle Ford.

In the North Sea, production decreased 6% due principally to lower production from the Rev, Varg and Brage fields in Norway due to natural declines.  This was offset by increased production from the UK with the ramp up of production at Auk North and increased production from the Tweedsmuir field as a result of well intervention work in 2010.  Auk North averaged 16 mboe/d during the quarter.

In Southeast Asia, natural gas production increased due principally to better production efficiency in Malaysia.  However, oil and liquids production decreased due principally to natural declines, as well as operational issues in Malaysia.

In the rest of the world, Colombia added approximately 9 mboe/d of production during the quarter and is currently producing approximately 12 mboe/d.

VOLUMES PRODUCED INTO (SOLD OUT OF) INVENTORY
	Three months ended
March 31,	2011	2010
North Sea bbls/d	9,461	(1,050)
Southeast Asia – bbls/d	6,280	1,491
Other – bbls/d	5,053	3,990
Total produced into (sold out of) inventory – bbls/d	20,794	4,431
Total produced into (sold out of) inventory – mmbbls	1.9	0.4
Inventory at March 31 - mmbbls	3.5	2.0

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the ‘Daily Average Production’ table above represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

During the three month period ended March 31, 2011, volumes in inventory increased from 1.5 mmbbls to 3.5 mmbbls,as a result of the timing of liftings in multiple locations.  Liftings have occurred since March 31 in the UK, Norway, Australia and Algeria, which have significantly reduced the volumes in inventory.

COMPANY NETBACKS1
	Three months ended
	Gross before royalties		Net of royalties
March 31,	2011	2010	2011	2010
Oil and liquids ($/bbl)
Sales price	104.07	75.66	104.07	75.69
Royalties	17.08	10.64	-	-
Transportation	1.17	1.04	1.39	1.21
Operating costs	21.16	19.89	25.32	23.17
	64.66	44.09	77.36	51.31
Natural gas ($/mcf)
Sales price	5.89	5.98	5.89	5.99
Royalties	1.16	0.98	-	-
Transportation	0.27	0.32	0.33	0.38
Operating costs	0.88	1.03	1.10	1.24
	3.58	3.65	4.46	4.37
Total $/boe (6mcf=1boe)
Sales price	65.75	54.81	66.44	55.08
Royalties	11.44	8.16	-	-
Transportation	1.41	1.50	1.71	1.76
Operating costs	12.32	12.71	15.06	15.01
	40.58	32.44	49.67	38.31
1.	Netbacks do not include pipeline operations.

During the first quarter, the Company’s average gross netback was $40.58/boe, 25% higher than in 2010.  Talisman’s realized net price of $65.75/boe was 20% higher than 2010, due principally to higher global oil and liquids prices.

The Company’s realized net sale price includes the impact of physical commodity contracts, but does not include the impact of the financial commodity price derivatives discussed in the ‘Risk Management’ section of this MD&A.

The corporate royalty rate was 16%, up from 14% in 2010 due to higher prices.  The oil and liquids royalty rate in North America decreased by 8% due to re-allocations of Gas Cost Allowance.

COMMODITY PRICES AND EXCHANGE RATES1
	Three months ended
March 31,	2011	2010
Oil and liquids ($/bbl)
North America	68.78	67.01
North Sea	104.91	77.27
Southeast Asia	117.27	76.27
Other	114.37	75.22
	104.07	75.66
Natural gas ($/mcf)
North America	4.06	5.60
North Sea	8.56	5.58
Southeast Asia	8.74	6.71
Other	5.64	-
	5.89	5.98
Company $/boe (6mcf=1boe)	65.75	54.81
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	94.10	78.71
Dated Brent (US$/bbl)	104.97	76.24
Tapis (US$/bbl)	109.53	72.22
NYMEX (US$/mmbtu)	4.14	5.26
AECO (C$/gj)	3.58	4.69
US$/C$ exchange rate	0.99	1.04
US$/UK£ exchange rate	0.62	0.64
1.	Prices exclude gains or losses related to hedging activities.

Realized oil and liquids prices increased by 38%, which is in line with global oil and liquids prices but was also impacted by the timing of liftings.  North America natural gas prices decreased by 27%, with NYMEX and AECO down 21% and 24% respectively, due partly to the expiry of physical gas sale contracts.  Corridor gas prices averaged $9.41/mcf, where 60% of sales are referenced to Duri crude oil and High Sulphur Fuel Oil on an energy equivalent basis.   The Company’s physical commodity contracts on the North America increased the realized gas price and netback for the period by $0.64/mcf.

EXPENSES

Unit Operating Expenses
	Three months ended
March 31,	Gross before royalties		Net of royalties
($/boe)	2011	2010	2011	2010
North America	7.15	8.92	8.09	10.16
North Sea	23.58	22.96	23.58	22.96
Southeast Asia	8.16	6.02	12.90	8.88
Other	5.03	5.73	8.44	12.75
	12.32	12.71	15.06	15.01

Total Operating Expenses
	Three months ended
March 31,	2011	2010
($ millions)
North America	111	127
North Sea	260	308
Southeast Asia	72	61
Other	9	5
	452	501
1.	Includes operating expenses related to sales volumes.

In North America, total operating expenses decreased relative the same period last year due to the disposition of high cost assets, offset by increasing shale volumes which have a lower per unit cost.

In the North Sea, total operating expenses decreased in 2011 as a result of completing in 2010 the UK well intervention work at Tweedsmuir, and an increase in unlifted volumes.

In Southeast Asia, total operating expenses increased due to increased maintenance and well intervention costs in Malaysia and Corridor.

Unit Depreciation, Depletion and Amortization (DD&A) Expense

	Three months ended
March 31,	Gross before royalties		Net of royalties
($/boe)	2011	2010	2011	2010
North America	13.23	13.03	14.98	14.83
North Sea	16.31	17.28	16.34	17.31
Southeast Asia	6.29	6.12	10.30	9.09
Other	11.89	5.35	26.89	22.65
	12.31	12.42	14.87	14.64

Total DD&A Expense

	Three months ended
March 31,	2011	2010
($ millions)
North America	201	184
North Sea	186	228
Southeast Asia	62	64
Other	20	5
	469	481

Total DD&A expense was $469 million, down 2% from the same period in 2010 as a result of higher reserves volumes and an increase in unlifted volumes.

The DD&A expense in North America increased due to higher shale gas volumes.

The DD&A expense in the North Sea decreased due to lower rates on Varg and Rev, lower production and an increase in unlifted volumes.

The DD&A expense in the rest of the world increased due to the additional production from Colombia.

Corporate and Other

	Three months ended
March 31,	2011	2010
($ millions)
General and administrative (G&A) expense	98	77
Impairment	102	89
Dry hole expense	104	6
Exploration expense	112	93
Finance costs	76	69
Share-based payments expense (recovery)	116	(70)
(Gain) loss on held-for-trading financial instruments	319	(98)
Gain on asset disposals	92	53
Other income	28	28
Other expenses, net	58	21

G&A expense increased by $21 million relative to 2010 due principally to running costs associated with new office locations and higher information systems costs.

Impairment of $102 million arose in the North Sea segment in respect of PP&E and exploration and evaluation assets as a result of a change in legislation announced by the UK Government in March 2011 that raises the combined corporation tax and supplementary charge rate from 50% to 62% for oil and gas companies with fields not subject to PRT, and 75% to 81% with fields subject to PRT.

Dry hole expense includes the write-off of exploration wells in the North Sea and Indonesia.

Exploration expense increased by $19 million relative to 2010 and includes seismic activities in Indonesia, Papua New Guinea and in North America.

Finance costs includes interest on long-term debt and accretion expense relating to decommissioning liabilities.  Total interest on long-term debt increased due to the issuance of notes in 2010, while the amount capitalized decreased as a result of the commencement of production at Auk North resulting in a higher net expense.

The fair value of the Company’s share-based payments plans is established initially at the grant date and the obligation is revalued each reporting period until the awards are settled with any changes in the obligation recognized as share-based payments.  The share-based payments expense during the three month period ended March 31, 2011 was $116 million, compared to a recovery of $70 million in the same period last year due principally to changes in the share price.

Talisman recorded a loss on held-for-trading financial instruments of $319 million principally related to an increase in oil and liquids prices.  See the ‘Risk Management’ section of this MD&A for further details concerning the Company’s financial instruments.

The gain on asset disposals arose largely from the sale of a 50% working interest in the Farrell Creek assets to Sasol Limited (Sasol).  Refer to the ‘Asset Disposals’ section of this MD&A.

Other income of $28 million includes $17 million of pipeline and processing revenue.

Other expenses of $58 million includes foreign exchange losses of $40 million arising on the translation of C$, UK£ and NOK transactions and monetary balances into US$.

TAXES

	Three months ended
March 31,	2011	2010
($ millions)
Income before taxes	130	661
Less: Petroleum Revenue Tax (PRT)
Current	59	35
Deferred	27	(16)
Total PRT	86	19
	44	642
Income tax expense
Current income tax	384	228
Deferred income tax	(14)	43
Total income tax expense	370	271
Effective income tax rate (%)	841	42

The $99 million increase in total income tax expense relative to the same period in 2010 arises mainly from a legislative change in the UK.

The effective tax rate is expressed as a percentage of pre-tax income adjusted for PRT, which is deductible in determining taxable income.  The Company’s effective tax rate is affected by the UK legislative change and the mix of income and losses between high and low rate tax jurisdictions.

In March 2011, the UK Government announced that, from March 24, 2011, the rate of supplementary charge levied on ring fence profits increased from 20% to 32%. Supplementary charge is levied on ring fence profits in addition to the ring fence corporation tax rate of 30%, which remains unchanged. Consequently there is now a combined corporation tax and supplementary charge rate of 62% for oil and gas companies with fields not subject to PRT and 75% to 81% with fields subject to PRT.  If the price of oil falls below a certain level (currently expected to be $75 per barrel) for a sustained period of time, the UK Government has indicated that it will reduce the supplementary charge rate back towards 20% on a “staged and affordable basis” while prices remain low.   As a result of this change, the Company recorded current income tax expense of $27 million and deferred income tax expense of $225 million during the quarter.

Additionally, the UK Government may restrict tax relief for decommissioning expenditures to the 20% supplementary charge rate. This measure could become substantively enacted in the first quarter of 2012, at which time deferred tax expense would be recorded estimated by management to be approximately $220 million.

CAPITAL EXPENDITURES

	Three months ended
March 31,	2011	2010
($ millions)
North America	434	239
North Sea	296	266
Southeast Asia	120	65
Other	44	53
Exploration and development1	894	623
Corporate, IS and Administrative	16	9
Acquisitions	793	220
Proceeds of dispositions	(249)	(159)
Total	1,454	693
1.	Excludes exploration expensed of $112 million (2010 - $93 million)

North America capital expenditures during the quarter totalled $434 million, of which $339 million related to shale activity with the majority spent on progressing development of the Pennsylvania Marcellus, Montney shale and Eagle Ford programs.  The remaining capital was invested in conventional oil and gas properties.

Total North America shale wells drilled were 42 gross (28.5 net), including  23 gross (20.0 net) wells in the Pennsylvania Marcellus,  8 gross (4.0 net) wells in Montney and 9 gross (3 net) wells in Eagle Ford.

In the North Sea, capital expenditures of $296 million were comprised of $51 million on exploration, which included drilling an exploration well in the UK, and $245 million on development, which included the Auk South, Auk North and Claymore developments in the UK, and the Yme project and developmental drilling in Norway.

In Southeast Asia, capital expenditures of $120 million included $49 million on exploration, related to the drilling of exploration wells in Papua New Guinea and Indonesia, and $71 million on development, which included developmental drilling in Corridor and on the Kitan development in Australia.

Capital expenditures in other areas of $44 million were comprised of $16 million on exploration in Colombia, Peru and in the Kurdistan region of northern Iraq.  In addition, $17 million was spent on development in Algeria to progress the El Merk project, and $11 million was spent on developmental drilling in Colombia.

ASSET DISPOSALS

Sale of Farrell Creek interest to Sasol

In March 2011, Talisman completed a transaction creating a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman’s Montney shale play in British Columbia.  Talisman sold a 50% working interest in the Farrell Creek assets for total consideration of C$1.1 billion, comprising $260 million in cash and approximately $800 million of future capital that Sasol will fund on Talisman’s behalf.   The transaction resulted in a pre-tax gain of $96 million.

Sale of Cypress A interest to Sasol

In March 2011, Talisman announced the further advancement of its partnership with Sasol to develop the Cypress A assets in Talisman’s Montney shale play.  Talisman has agreed to sell a 50% working interest in the Cypress A assets for total consideration of C$1.1 billion, comprising $260 million in cash and approximately $800 million of future capital that Sasol will fund on Talisman’s behalf.   The transaction is expected to be completed and accounted for in the third quarter of 2011.

ACQUISITIONS

On January 24, 2011, Talisman, together with its partner, Ecopetrol, completed the acquisition of Equion .  Talisman acquired a 49% interest for $804 million in cash, including a deposit of $613 million paid in the third quarter of 2010.  Since Equion is a jointly controlled entity, the Company is proportionately consolidating its interest.

On January 13, 2010, Talisman acquired 100% of the share capital of Hess (Indonesia-Jambi Merang) Limited, a company which owns a 25% interest in the Jambi Merang Production Sharing Contract, for cash consideration of $183 million.

LIQUIDITY AND CAPITAL RESOURCES

Talisman’s long-term debt at March 31, 2011 was $3.9 billion ($2.5 billion, net of cash and cash equivalents and bank indebtedness), down from $4.2 billion ($2.6 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2010.

During the quarter, the Company’s cash and cash equivalents reduced by $334 million compared to an increase of $237 million in the same period in 2010, largely as a result of the repayment of C$350 million medium term notes in January 2011.  The Company generated $883 million of cash provided by operating activities compared to $1 billion in 2010 reflecting higher operating accruals at March 31, 2010, and increased its capital expenditures as discussed in the ‘Capital Expenditures’ section of this MD&A.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions with cash on hand, cash provided by operating activities, cash proceeds from its strategic partnership with Sasol and by drawing on the Company’s credit facilities.

The Company has an active hedging program that will partially protect 2011 cash flow from the effect of declining commodity prices.  See the ‘Risk Management’ section of this MD&A for further information.

The majority of the Company’s debt matures subsequent to 2014, with $6 million maturing in the remainder of 2011.

The Company is in compliance with all of its debt covenants.  The Company’s principal financial covenant under its primary facility is a debt-to-cash flow ratio of 3.5:1, calculated quarterly on a trailing twelve month basis.

At March 31, 2011, the Company had available $4.1 billion of bank lines of credit, $4 billion of which are fully committed through 2014. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.  Of the $4.1 billion of bank lines, $115 million was supporting letters of credit at March 31, 2011.

The Company utilizes letters of credit largely pursuant to committed and uncommitted letter of credit facilities.  Letters of credit are issued by banks under these facilities and most are renewed annually.  At March 31, 2011, letters of credit totalling $1.4 billion had been issued.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio.  The main factors in assessing the Company’s liquidity are cash flow (defined as cash provided by operating activities plus changes in non-cash working capital and exploration expenditure, less cash finance costs), cash provided by and used in investing activities and available bank credit facilities.  The debt-to-cash flow ratio is calculated using gross debt divided by cash flow for the year.  For the twelve month period ended March 31, 2011, the debt-to-cash flow ratio was 1.30 :1.

The Company routinely assesses the financial strength of its joint venture participants and customers, in accordance with the Company’s credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.   At March 31, 2011, approximately 86% of the Company’s trade accounts receivable were current.  Talisman had no customers with individually significant balances outstanding at March 31, 2011.  Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

In December 2010, Talisman renewed its normal course issuer bid (NCIB), pursuant to which the Company may repurchase up to 51,068,705 of its common shares (representing 5% of the common shares outstanding at November 29, 2010) during the 12-month period commencing December 15, 2010 and ending December 14, 2011.  Shareholders may obtain a copy of the Company’s notice of intention to make an NCIB, free of charge by emailing the Company at tlm@talisman-energy.com.  During the three month period ended March 31, 2011, Talisman did not repurchase any common shares of the Company under its NCIB.

At March 31, 2011, there were 1,024,035,644 common shares outstanding.  Subsequent to March 31, 2011, 1,166,528 shares were issued pursuant to the exercise of stock options, resulting in 1,025,202,172 common shares being outstanding at April 27, 2011.

At March 31, 2011, there were 56,961,002 stock options, 8,933,223 cash units and 8,191,864 long-term performance share units (PSUs) outstanding.  Subsequent to March 31, 2011, 6,128,370 stock options were granted, 1,166,528 were exercised for shares, 113,004 were surrendered for cash and 26,560 were forfeited, with 61,783,280 outstanding at April 27, 2011.  Subsequent to March 31, 2011, 1,146,340 cash units were granted, 303,676 were exercised and 6,280 were forfeited with 9,769,607 outstanding at April 27, 2011.  Subsequent to March 31, 2011, 3,049,425 long-term PSUs were granted and 13,538 were forfeited, with 11,227,751 outstanding at April 27, 2011.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs.  During the three month period ended March 31, 2011, 793,000 common shares were purchased on the open market for $18 million.  Between April 1 and April 15, 2011, a further 75,000 common shares were purchased for $2 million.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector.  The Company may make acquisitions, investments or dispositions, some of which may be material.  In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 10 and 13 to the 2010 audited Consolidated Financial Statements and notes 13 and 15 to the interim condensed Consolidated Financial Statements.

SENSITIVITIES

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company’s financial performance for 2011 (excluding the effect of derivative contracts) is summarized in the following table, based on a WTI oil price of approximately US$85/bbl, a NYMEX natural gas price of approximately US$4/mmbtu and exchange rates of US$1.=C$1 and UK£1=US$1.60.

($ millions)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil – 10,000 bbls/d	60	105
Natural gas – 60 mmcf/d	25	60
Price changes1
Oil – US$1.00/bbl	25	30
Natural gas (North America)2 – US$0.10/mcf	20	25
Exchange rate changes
US$/C$ decreased by US$0.01	(5)	(5)
US$/UK£ increased by C$0.02	5	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivatives terms in the ‘Risk Management’ section of this MD&A, and note 11 to the interim condensed Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in the UK, Norway and Malaysia/Vietnam is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

COMMITMENTS AND OFF BALANCE SHEET ARRANGEMENTS

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 10 to the 2010 audited Consolidated Financial Statements and note 13 to the interim condensed Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the ‘Risk Management’ section of this MD&A.

There have been no significant changes in the Company’s expected future payment commitments, and the timing of those commitments, since December 31, 2010.  Refer to note 16 to the 2010 audited Consolidated Financial Statements.

RISK MANAGEMENT

Talisman monitors the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(o) to the interim condensed Consolidated Financial Statements.  Derivative financial instruments and commodity sales contracts outstanding at March 31, 2011, including their respective fair values, are detailed in note 16 to the interim condensed Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into.  In 2008, the Company no longer designated its interest rate swap as a fair value hedge.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly.  This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at March 31, 2011, none of which were designated as a hedge:

Contract	Term	Average volume	Average price or floor/ceiling
Oil
Dated Brent oil collars	Apr-Jun 2011	20,000 bbls/d	US$80.00/92.41/bbl
Dated Brent oil collars	Apr-Dec 2011	21,000 bbls/d	US$80.00/91.27/bbl
Dated Brent oil collars	Apr-Dec 2011	20,000 bbls/d	US$84.00/97.57/bbl
WTI crude oil collars	Apr-Dec 2011	9,000 bbls/d	US$80.00/92.00/bbl
Dated Brent oil puts	Jul-Dec 2011	20,000 bbls/d	US$90.00/bbl
Dated Brent oil collars	Jan-Dec 2012	20,000 bbls/d	US$90.00/148.32/bbl
Natural gas
NYMEX natural gas collars	Apr-Jun 2011	95,000 mcf/d	US$5.27/6.66/mcf
NYMEX natural gas collars	Apr-Dec 2011	71,200 mcf/d	US$6.14/6.59/mcf
NYMEX natural gas swaps	Apr-Dec 2011	23,734 mcf/d	US$6.12/mcf
ICE natural gas swaps	Apr-Jun 2011	16,886 mcf/d	US$6.07/mcf

Further details of contracts outstanding are presented in note 16 to the interim condensed Consolidated Financial Statements.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.  The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at March 31, 2011:

Contract	Term	Average volume	US$/mcf
AECO natural gas swaps	Apr-Dec 2011	3,671	3.00

Interest Rate Swap

In order to swap a portion of the $375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

In conjunction with the issuance of the 4.44% C$350 million medium term notes, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability.  As a result, the Company was effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million.  The cross currency swap was designated as a cash flow hedge.  The notes were repaid in January 2011 and the hedge was settled.

SUMMARY OF QUARTERLY RESULTS

 ($ millions unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended
	2011	2010				20091
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Total revenue and other income	2,000	1,863	1,683	1,600	1,836	1,631	1,303	1259
Income (loss) from continuing operations	-	-	-	-	-	(172)	23	(370)
Net income (loss)	(326)	(335)	337	572	371	(105)	27	54
Per common share ($)
Income (loss) from continuing operations	-	-	-	-	-	(0.17)	0.02	(0.36)
Diluted Income (loss) from continuing operations	-	-	-	-	-	(0.17)	0.02	(0.36)
Net income (loss)	(0.32)	(0.33)	0.33	0.56	0.36	(0.10)	0.03	0.05
Diluted net income (loss)	(0.32)	(0.33)	0.33	0.55	0.36	(0.10)	0.03	0.05

1.	2009 comparatives figures prepared in accordance with Canadian GAAP.

During the three month period ended March 31, 2011, total revenue and other income increased by $164 million over the same period in 2010 due principally to increased commodity prices.  Net income decreased by $697 million due principally to the impact of a change in legislation in the UK that increased taxes and gave rise to an impairment charge, and a loss on held-for-trading financial instruments, partially offset by increased commodity prices.

IFRS FIRST TIME ADOPTION

Talisman’s interim condensed Consolidated Financial Statements as at and for the three month period ended March 31, 2011 have been prepared in accordance with IFRS as issued by the IASB.   Previously, the Company prepared its annual and interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles then applicable to publically accountable enterprises (Canadian GAAP).  Since the interim condensed Consolidated Financial Statements represent the Company’s initial presentation of its results and financial position under IFRS, they have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting and IFRS 1 First-time Adoption of IFRS.

These interim condensed Consolidated Financial Statements have been prepared in accordance with IFRS standards and interpretations of the IFRIC that are expected to be effective as at and for the year ending December 31, 2011, the date of the Company’s first annual reporting under IFRS.  Accordingly, the accounting policies for the annual period that are relevant to the interim condensed Consolidated Financial Statements will be determined only when the first IFRS annual Consolidated Financial Statements are prepared for the year ending December 31, 2011.

The adoption of IFRS does not impact the underlying economics of Talisman’s operations or its cash flows.  The most significant impacts of adoption are from the application of new accounting policies that reset the Company’s balance sheet, in particular, the election to use the IFRS 1 fair value as deemed cost exemption, and changes in the accounting for impairments, income taxes, decommissioning liabilities and share-based payments.

The Company’s significant accounting policies under IFRS are described in note 3 to the interim condensed Consolidated Financial Statements.

IFRS 1 Exemptions

The general principle to be applied on first-time adoption of IFRS is that standards in force at the first reporting date (December 31, 2011) should be applied as at the date of transition to IFRS (January 1, 2010) and throughout all periods presented in the first IFRS financial statements.  However, IFRS 1 contains a number of exemptions that companies are permitted to apply. Talisman has elected to apply the following exemptions:

•	to measure certain properties at fair value at January 1, 2010 and use those fair values as deemed cost at that date;
•
to apply a modified approach in calculating the retrospective cost component of PP&E relating to the Company’s decommissioning liabilities. Under the modified approach, decommissioning liabilities are re-measured at the date of transition to IFRS under IAS 37 Provisions, Contingent Liabilities and Contingent Assets and amounts to be included in the related assets are estimated by discounting the liabilities to the date at which the liabilities first arose using the best estimates of the historical risk-adjusted discount rates. The related accumulated DD&A is then calculated based on the current estimates of the useful lives of the assets;

•	to apply IFRS 3 Business Combinations prospectively and not restate business combinations that occurred prior to January 1, 2010;
•	to not apply IFRS 2 Share-Based Payments to equity awards that vested and liability awards that settled prior to January 1, 2010;
•
to recognize cumulative unrecognized net actuarial losses on employee future benefits in opening retained earnings as at January 1, 2010.  Also, to prospectively disclose required benefit plans amounts under IAS 19 Employee Benefits as the amounts are determined for each accounting period from January 1, 2010 instead of the current annual period and previous four annual periods; and

•	to apply IAS 23 Borrowing Costs prospectively from January 1, 2010 and derecognize the carrying value of capitalized borrowing costs recorded under Canadian GAAP as at January 1, 2010.

Reconciliation from Canadian GAAP to IFRS

In preparing the interim condensed Consolidated Financial Statements, the Company has adjusted amounts reported previously in its Consolidated Financial Statements prepared under Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, results of operations and cash flows, including the reconciliations required by IFRS 1, is presented in note 4 to the interim condensed Consolidated Financial Statements.  Summaries of the impacts of IFRS adoption on the Company’s financial position at January 1, 2010 and its financial results for the three month period ended March 31, 2010 follow.

In its 2010 MD&A, the Company indicated that it was modifying its accounting for stock options from the liability method to the equity method for Canadian based employees.  After further consideration, management determined not to make this change.

Impact on Financial Position at January 1, 2010

The following table summarizes the adjustments made to report the Company’s financial position in US$ and to reset the opening balance sheet at January 1, 2010 on adoption of IFRS:

	CGAAP		IFRS adjustments
(millions of $)	C$	US$	& reclassifications US$	IFRS US$
Current Assets	3,154	3,013	31	3,044
Long Term Assets	20,464	19,552	(2,608)	16,944
Total Assets	23,618	22,565	(2,577)	19,988

Current Liabilities	2,601	2,485	214	2,699
Long Term Liabilities	9,906	9,463	(1,021)	8,442
Shareholders’ Equity	11,111	10,617	(1,770)	8,847
Total Liabilities & Shareholders’ Equity	23,618	22,565	(2,577)	19,988

Shareholders’ equity at the time of adoption of IFRS decreased by approximately $1.8 billion as a result of the after tax impact of adjustments to the opening balance sheet being recorded in retained earnings.  These adjustments comprise approximately $1.2 billion for the fair value as deemed cost election, a significant portion of which related to assets sold during 2010, and impairment of exploration and evaluation assets, and approximately $0.6 billion relating to derecognition of capitalized borrowing costs, decommissioning, share-based payments, employee benefits and deferred taxes.

Total assets decreased by $2.6 billion as a result of electing to measure certain of the Company’s properties at fair value and, where permitted, deeming these fair values as cost ($1.7 billion), impairments of exploration and evaluation assets ($0.2 billion), changes to the cost component of PP&E relating to the Company’s decommissioning liabilities ($0.2 billion), derecognizing capitalized borrowing costs recorded under Canadian GAAP ($0.2 billion), as well as removing the tax adjustment from PP&E previously recorded for historical asset acquisitions under Canadian GAAP, which is not permitted under IFRS ($0.3 billion).

Current liabilities increased by approximately $0.2 billion due to the IFRS requirement to measure cash-settled share-based payments at fair values rather than the intrinsic method permitted under Canadian GAAP.

Long-term liabilities decreased by approximately $1 billion, largely as a result of the deferred tax effect of other IFRS adjustments, deferred income tax adjustments required for historical asset acquisitions and other changes in the accounting methodology for deferred tax and PRT.

Impact on Financial Results for the three month period ended March 31, 2010

The following table summarizes the adjustments made to Consolidated Statement of Income for the three month period ended March 31, 2010:

	CGAAP		IFRS adjustments
(millions of $)	C$	US$	& reclassifications US$	IFRS US$

Total revenue	1,774	1,703	133	1,836
Total expenses	1,281	1,231	(56)	1,175
Income before taxes	493	472	189	661
Taxes	252	240	50	290
Income from continuing operations	241	232	139	371
Income from discontinued operations	(13)	(12)	12	-
Net income	228	220	151	371

The resetting of the Company’s balance sheet under IFRS, which primarily impacted PP&E and the liabilities for decommissioning, share-based payments and deferred income tax, in conjunction with other changes in accounting policies under IFRS increased the Company’s previously reported net income for the three months ended March 31, 2010 by $151 million.   The changes in accounting policies under IFRS decreased DD&A and accretion expense ($92 million) and increased gain on asset disposals ($113 million), offset by tax expenses ($50 million).  The remaining balance relates to other adjustments decreasing net income by $4 million.

IMPACT OF IFRS ADOPTION ON ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates.  Actual results could differ materially from those estimates.  A summary of significant accounting policies adopted by Talisman is presented in note 3 to the interim condensed Consolidated Financial Statements.  The following critical accounting policies and significant estimates have been impacted by the adoption of IFRS:

Asset Impairments

Under IFRS, impairment assessments are based primarily on the recoverable amount of the asset, which has determined based on discounted cash flows.   Previously under Canadian GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying value was a determination required of the amount of any impairment based on discounted cash flows.

As a result of these accounting changes, the Company recorded impairments of $209 million under IFRS at January 1, 2010 relating to exploration and evaluation assets.  The Company recorded additional impairments of $186 million under IFRS for the year ended December 31, 2010.  In the North America segment, $66 million was recorded in respect of natural gas assets primarily as a result of the decline in natural gas price assumptions.  In the North Sea segment, $99 million was recorded as a result of a change in reserves estimates relating to PP&E, a change in the estimated timing of cash flows relating to oil and gas exploration and evaluation assets and changes in investment decisions.  In the Southeast Asia segment, $21 million was recorded relating to oil assets due to an increase in estimated future costs.  The carrying values of these assets were previously supported under Canadian GAAP on an undiscounted cash flow basis.   The impairments are subject to future reversal if certain criteria are met.

In estimating the adjustments to PP&E and exploration and evaluation assets at the time of adoption of IFRS, management estimated fair value based on market information which consisted of offers to purchase the asset or comparable assets, independent market surveys and values derived from exchange quoted prices. Where reliable market information was not available, the recoverable amount was determined using cash flow projections that were based on a long-term view of commodity prices and a post-tax discount rate of 10% at January 1, 2010 and December 31, 2010.

Purchase Price Allocations

The principal impacts of the adoption of IFRS on Talisman’s accounting for business combinations and asset acquisitions arise from the accounting for contingent liabilities, contingent consideration and transactions costs.

a) Contingent Liabilities

Contingent liabilities are liabilities that may have to be recognized in the future, contingent upon the occurrence of certain events (e.g. a potential liability resulting from legal proceedings).  Under IFRS, TLM must recognize a contingent liability based on fair value at acquisition date if a present obligation arises from a past event, regardless of how likely it is.  Previously under Canadian GAAP, contingencies were not recognized on acquisition unless they could be reasonably estimated and were likely to be realized.  The adoption of IFRS did not result in contingent liabilities being recorded in connection with the Jambi Merang acquisition that closed in January 2010.

b) Contingent Purchase Consideration

In some business combinations, part of the purchase consideration is contingent upon the occurrence of certain events or satisfaction of performance hurdles. Under IFRS, contingent purchase consideration made as part of a business combination must be fair valued and recognized at the acquisition date as a liability, regardless of whether uncertainties over the timing and amount of the contingencies are resolved.  Previously under Canadian GAAP, contingent consideration was not recognized until the contingency was resolved and the consideration became payable.  There was no contingent purchase consideration in connection with the Jambi Merang and Equion acquisitions.

c) Transaction Costs

Transaction costs include stamp duty, consulting fees (e.g. legal, accounting and valuation fees) and other integration costs.  Under IFRS, all such costs must be expensed as incurred.  Previously under Canadian GAAP, transaction costs were capitalized.  The transaction costs incurred in connection with the Equion and Jambi Merang acquisitions were expensed when incurred under IFRS.

Decommissioning Liabilities

Decommissioning liabilities (formerly asset retirement obligations under Canadian GAAP) are measured based on the estimated cost of abandonment discounted to its net present value. Under Canadian GAAP, the current discount rate was applied only to new obligations and upward revisions, whereas the entire liability is recalculated using the current discount rate under IFRS. As a result, the Company recorded a decrease of $83 million at January 1, 2010 (December 31, 2010 - $301 million increase) to decommissioning liabilities under IFRS. Under IFRS, the provision has been discounted using a weighted average credit-adjusted risk free rate of 6.7% at January 1, 2010 (Canadian GAAP – 6.6%) and 5.3% at December 31, 2010 (Canadian GAAP – 6.6%).

During the three month period ended March 31, 2011, there were no changes in the estimated cost of abandonment or the expected timing of abandonment obligations.   The completion of the Equion acquisition resulted in the assumption of decommissioning liabilities having a net present value of $33 million.

As an indication of possible future changes in estimated decommissioning liabilities, if all of the Company’s abandonment obligations could be deferred by one year, the net present value of the liabilities would decrease by approximately $77 million.

Income Taxes

Under Canadian GAAP, when the cost of an acquired asset that was recorded as PP&E differed from its tax base, deferred tax was recorded on the difference. Under IFRS, deferred taxes are not recognized on asset acquisitions.

Under Canadian GAAP, deferred PRT was calculated using the life-of-field method.  Under IFRS, a temporary differences basis is used.  While PRT was presented separately on the Consolidated Statement of Income under Canadian GAAP, the Company has chosen to present the current and deferred portions of PRT as components of current and deferred income tax expense respectively under IFRS.

Under Canadian GAAP, deferred tax was not recognized for temporary differences between the functional currency of accounting for a foreign operation and the currency in which the taxes were filed.  Under IFRS, such temporary tax differences in currencies are recognized.

As a result of all measurement differences impacting deferred taxes, including the three discussed above, the Company recorded a decrease of deferred tax liabilities of $1.1 billion at January 1, 2010 (December 31, 2010 - $1.6 billion) under IFRS.  Additional income tax expense of $109 million for the three month period ended March 31, 2010 and $232 million for the year ended December 31, 2010 was recorded arising from the reversal of temporary differences under IFRS.

OTHER CHANGE IN ACCOUNTING POLICIES

Foreign Exchange

Prior to January 1, 2011, the Company’s operations in the UK were translated from UK£ into US$ using the current rate method whereby assets and liabilities were translated at year-end exchange rates, while revenues and expenses were converted using average rates for the period. Gains and losses arising on translation from UK£ to US$ were deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive loss.  As a result of a reorganization of the Company’s operations, changes in the composition of revenue and costs and changes in intercompany loan arrangements, management has determined that the functional currency of the Company’s UK operation is more closely linked to the US$.   Accordingly, effective January 1, 2011, this operation has been accounted for as a US$ functional currency entity.  As a result, foreign currency translation adjustments remain in accumulated other comprehensive loss until Talisman reduces its net investment in its UK subsidiary.  Following the change in the functional currency of the UK operation on January 1, 2011, the debt denominated in UK£ will no longer be designated as a hedge of Talisman’s net investment in the UK and, accordingly, future foreign exchange gains and losses will be recorded on the Consolidated Statement of Income.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The adoption of IFRS impacts Talisman’s presentation of financial results and accompanying disclosures.  The Company has evaluated the impact of the adoption of IFRS on its processes, controls and financial reporting systems and has made modifications to its control environment accordingly.  There have been no significant changes in Talisman’s internal control over financial reporting during the three month period ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

LITIGATION

From time to time, Talisman is the subject of litigation arising out of the Company’s operations.  Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

ADVISORIES

Forward-Looking Statements

This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy, plans and priorities;
•	expected timing of closing of the Cypress A sale to Sasol;
•	expected counterparty risk;
•	expected sources of funding for the capital program;
•	expected production to meet fixed price sales contract commitments;
•	expected handling of the supplementary charge back by the UK government;
•	expected UK government restricted tax relief for decomissioning expenditures and timing;
•	the merits or anticipated outcome or timing of pending litigation; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

With the exception of the ability of counterparties to meet their obligations, the early adoption and impact of IRFS, and the merits of pending litigation, each of the forward-looking information listed above are based on Talisman’s 2011 capital program as announced on January 11, 2011. Talisman set its 2011 capital expenditure plans assuming: (1) Talisman’s production in 2011 will be approximately 5-10% greater than 2010, excluding the BP Colombia acquisition; (2) a WTI oil price of approximately US$75/bbl; and (3) a NYMEX natural gas price of approximately US$4/mmbtu.  The completion of any contemplated disposition is contingent on various factors including market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals of such dispositions.  Talisman now believes that base production growth will be close to 5% in 2011 excluding the BP Colombia acquisition.  Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.  Closing of any transaction will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this interim MD&A.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	uncertainty related to securing sufficient egress and markets to meet shale gas production;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy on the ability of the counterparties to our commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or government approvals may be delayed or withheld including with respect to shale gas drilling; and
•	results of the Company’s risk mitigation strategies, including insurance and hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of ‘boe’

Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Abbreviations

The following list of abbreviations is used in this document:

bbls/d	barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
GAAP	Generally Accepted Accounting Principles
gj	gigajoule
ICE	Intercontinental Exchange
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
mbbls/d	thousand barrels of oil per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
NYMEX	New York Mercantile Exchange
PP&E	property, plant and equipment
PRT	Petroleum Revenue Tax
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate